LICENSE AND PRODUCTON AGREEMENT
FOR
SAN FRANCISCO PRODUCTION OF "SPEAKEASY"

This License and Production Agreement for the San Francisco production of "Speakeasy" (hereinafter referred to as the "Agreement") effective as of the Effective Date (as defined herein), by and between SPEAKEASY RIGHTS, LLC, a California limited liability company located at 224 28th Street, San Francisco, CA 94131 ("Licensor") and SAM LEE LAUNDRY, LLC, a California limited liability company located at 644 Broadway, San Francisco, CA 94133 ("Producer") in connection with the immersive, live theatrical production and show created by Licensor and currently entitled "SPEAKEASY" more particularly defined herein. The parties are herein sometimes individually referred to as a "Party" and collectively as the "Parties."

The Parties hereto hereby agree as follows:

1. **Definitions.**

"Gross Box Office Receipts" shall mean all monies actually received by Producer from the sale of tickets (including admission fees, entry fees, cover charges, ticketing service charges, credit card charges and seating upgrades, if any) for the San Francisco Production, less (a) sales taxes, value-added taxes, entertainment taxes, luxury taxes or other equivalent taxes actually paid and not refunded on ticket sales, (b) *bona fide* third party service charges or fulfillment fees, if any, (c) credit card payment processing fees, actually paid by Producer per ticket for the sale of such tickets, if any, and (d) tickets provided to third parties for which no payment is received (so-called "Complimentary Tickets") as authorized elsewhere in this Agreement. Gross Box Office Receipts shall not include revenue received by Producer from (a) patron rental of costumes or costume pieces, (b) patron purchase of costumes, costume pieces, merchandise, and photographs (c) on-site or advance sales of so-called "casino chips," (d) on-site or advance sales of food and beverage, and (e) on-site or advance sales of transportation and valet services and/or parking fees.

"Gross Merchandise Revenue" shall mean all monies actually received by Producer from the sale or rental of costumes, costume pieces, photographs and any and all merchandise, sold or rented in conjunction with the San Francisco Production, whether on-site or in advance, less (a) sales taxes, value-added taxes, or the equivalent actually paid and not refunded, if any, on the selling price or value of Merchandise, (b) credit card payment processing fees actually paid by Producer, if any, and (c) *bona fide* legal and other third party costs incurred in, and actually paid, to prosecute the bootlegging of Merchandise, if any.

"Gross Beverage Revenue" shall mean all monies actually received by Producer from the sale of beverages in conjunction with the San Francisco Production, whether on-site or in advance, less (a) sales taxes, value-added taxes, or the equivalent actually paid and not refunded, if any, on the selling price or value of Merchandise, and (b) credit card payment processing fees, actually paid by Producer, if any.

"Gross Food Service Revenue" shall mean all monies actually received by Producer from the sale of food in conjunction with the San Francisco Production, whether on-site or in advance, less (a) sales taxes, value-added taxes, or the equivalent actually paid and not refunded, if any, on the selling price or value of Merchandise, and (b) credit card payment processing fees, actually paid by Producer, if any.

"Gross Sponsorship Sales" shall mean all monies actually received by Producer from the sale of sponsorship(s), if any, in connection with any activities under this Agreement, less expenses incurred in procuring such sponsorship(s) and *bona fide* third party commissions actually paid for the sale of such sponsorship(s), if any.

"Licensed Property" shall mean the original titles, designs, character names and likenesses, script, dialogue, music, sound effects, choreography, words, symbols, logos, graphics, photographs, artwork, visual representations of props, stage design, costumes, sets, special effects, and any and all other original creative elements which appear in, have become directly associated with, and were depicted in any of the those certain previous productions of the Show and all of which are and shall be owned by Licensor and such original copyrights, trademarks, tradenames, trade dress, service marks and service names owned by Licensor and arising out of and which are now or later become directly associated with the Show. To the extent that Licensee seeks to include additional creative elements in or revisions to the San Francisco Production of the Show, including but not limited to script, character, and/or staging additions or revisions, Producer shall obtain Licensor's written approval for inclusion of such additional creative elements or revisions, which approval shall not be unreasonably delayed or denied, and all such additional or revised creative elements, even if not approved for inclusion in the Show by Licensor, shall enure to the benefit of and shall be solely and wholly owned by Licensor.

"The San Francisco Production" shall mean the live theatrical presentation of the Show in San Francisco, California for the duration of this Agreement incorporating the Licensed Property and such original copyrights, trademarks, tradenames, service marks and service names owned by Licensor and arising out of and which are or become directly associated with the Show.

"The Show" shall mean a speakeasy-themed, immersive, live theatrical show incorporating the Licensed Property including but not limited to all of the design, textual, musical, and staging elements owned by Licensor and such original copyrights, trademarks, tradenames, service marks and service names owned by Licensor and arising out of and which are now or become associated with the production and presentation of the Show in the Territory.

"The Term" shall mean the duration of rights described and set forth in Paragraph 6 for the run of the San Francisco Production.

"The Territory" shall mean the City and County of San Francisco, California.

2.   **Grant of Rights and License.** Licensor hereby grants to Producer during the Term the exclusive right to produce and present the live San Francisco Production of the Show, in its current state and as may be revised, developed and produced in collaboration with Licensor in the Territory. In consideration of the promises, warranties, representations, obligations,

payments and agreements made or assumed by Producer, and subject to the terms and conditions hereof, Licensor hereby grants to Producer, for the Term and in the Territory, the exclusive right and license to (i) utilize and exploit the Licensed Property in connection with the development, creation, production, staging, mounting, presentation, performance, booking, selling, packaging, advertising, marketing and promotion of the San Francisco Production (including but not limited to development of a website for the San Francisco Production); (ii) utilize the Licensed Property in connection with the on-site sale (i.e., in and about the venue and area of performance of the San Francisco Production and via a web-site for the San Francisco Production) of branded merchandise; (iii) to utilize the Licensed Property in connection with securing and selling sponsorships for the San Francisco Production and (iv) to utilize the Licensed Property in any other manner or means and in all forms of media now known or hereafter created or developed which are reasonably appropriate for the advertising and promotion of the San Francisco Production. Further, to maintain the license to the Licensed Property granted herein Producer must, at a minimum, produce at least fifty (50) performances of the Show for the general public in each Production Year, as defined below, during the Term, beginning on the date of the first public performance of the San Francisco Production.

3.   **Production Date.** The rights granted to Producer hereunder will terminate unless Producer presents the first public performance (including any preview performance) of the San Francisco Production in accordance with the terms of this Agreement on or before the Production Date, which shall be a date not later than December 31, 2016 ("Production Date"). At least thirty (30) days prior to the first public performance of the San Francisco Production, Producer shall notify Licensor, in writing, of the Production Date and such written notice shall establish the beginning of the Performance Year (which shall be the twelve (12) month period beginning on the month and day of the Production Date) and such notice shall be attached hereto and incorporated herein.

4.   **Advance.** In consideration of the rights granted hereunder, Producer shall pay to Licensor a one-time, non-returnable advance on royalties due in accordance with paragraph 5 of this Agreement of Fifty Thousand Dollars ($50,000) ("Advance") on or before April 1, 2016, which shall be fully recoupable from all royalties stated in section 5 of this Agreement, which may be earned by Licensor hereunder. The Advance shall be paid in installments as follows:

> $5,000 on April 15, 2015
> $9,000 on July 15, 2015
> $16,000 on February 15, 2016
> $20,000 on June 15, 2016

5.   **Royalties; Profit Participation.**

5.1   On a quarterly basis (annual quarters ending on March 31, June 30, September 30, and December 31) during the Term of the license hereunder for the San Francisco Production, Producer shall account in writing and pay to Licensor a royalty including the following: five percent (5%) of Gross Box Office Receipts; zero percent (0%) of Gross Merchandise Revenue; zero percent (0%) of Gross Beverage Revenue; zero percent (0%) of Gross Food Service Revenue; and zero percent (0%) of Gross Sponsorship Sales.

5.2   Notwithstanding anything to the contrary contained in this Agreement, with respect to any performances in connection with which Producer is compensated on the basis of a form of guarantees or guarantees plus a percentage ("Guaranteed Performances"), then Gross Box Office Receipts shall mean the gross receipts derived by Producer from said Guaranteed Performances.

5.3   Licensor and Producer acknowledge that there may be a significant restaurant/food-and-beverage component to the presentation of the Show. The material financial and other terms of any third-party agreement to furnish such goods and services shall be subject to the mutual approval of the Parties, which approval shall not be unreasonably delayed or denied.

5.4   All transactions and arrangements between Licensor and Producer pursuant to this Agreement shall be at arm's length and for fair market value.

6.   **Accountings and Statements.** Within thirty (30) days of the close of each calendar quarter noted in section 5.1 above, Producer shall provide a written statement to Licensor setting forth the amount of any royalties due for the preceding quarterly period and further setting forth details concerning the calculation of Gross Box Office Receipts, Gross Merchandise Sales, and Gross Sponsorship Sales. The said written statement of royalties shall be accompanied by payment to Licensor of royalties due pursuant to the statement. Producer agrees to maintain and keep true and accurate books and records of account in connection with the San Francisco Production, and to retain all such records for a period of not less than two (2) years after the close of such production. Any statement delivered to Licensor as to royalties which is not objected to within one (1) year shall be deemed approved and conclusive as between the Parties. Licensor and/or its duly authorized representative shall have the right, no more than once each year, to inspect the Producer's books and records with respect to the San Francisco Production and to make extracts therefrom, on notice, during normal business hours at the offices of the Producer, provided that nothing contained herein shall be deemed to require the Producer to retain any such records for more than two (2) years. Any information or records made available to Licensor as set forth pursuant to the terms of this Paragraph shall be received by Licensor on a strictly confidential basis, shall be maintained in confidence and shall be used only for purposes of this Agreement.

7.   **Duration of Rights.** Subject to Paragraph 3 and the Force Majeure clause set forth in Paragraph 17, Producer's exclusive production rights in the city and county of San Francisco shall continue so long as Producer timely provides all accountings and royalty statements hereunder and so long as Producer produces and presents the Show, without a hiatus of six (6) months or more in any Performance Year, for a minimum of fifty (50) performances in each such Performance Year. Notwithstanding anything herein to the contrary, in the event of a loss of the venue or any event that requires building, improvements, construction, repair or rectification of the venue causing the venue to be unavailable for more than six (6) months because of the approval and permitting process and/or the construction work that must be accomplished, Producer shall not be in default of this provision so long as Producer has found a substitute venue and/or commenced work on construction and is diligently pursuing building,

improvements, construction, repair or rectification, as necessary and provided further that the work is completed within eighteen (18) months of the date of the loss of the venue or other event triggering the provisions of this Paragraph.

8.   Creative Development; Approvals.

8.1   The Parties acknowledge that the San Francisco Production will be significantly based upon the prior productions of the Show in San Francisco, it being understood that the availability of individual performers and the reasonable requirements of the venue selected for the San Francisco Production may require certain deviation from such previous productions. Producer shall consult regularly and fully with Licensor regarding all creative aspects of the San Francisco Production, including without limitation selection of principal cast, as well as selection of directors, designers, choreographers, music directors, and other creative personnel. Producer shall have exclusive management and control over the development, rehearsal and other creative aspects of the San Francisco Production. However, notwithstanding anything to the contrary herein, Licensor shall have final approval rights concerning the following elements of the San Francisco Production: any and all script revisions; all costume, scenic, lighting, sound, props, and video designs; design of all websites, social media campaigns, advertising and publicity materials; all press releases; all articles of merchandise proposed for sale by Producer; and box office operations and check-in procedures.

8.2   The Parties shall have joint approval rights concerning the venue, capital production budget and weekly operating budget for the San Francisco Production. As set forth in Paragraph 5.3 the Parties shall also jointly approve of the material financial and other terms of any third-party agreement(s) to furnish restaurant/food-and-beverage components to the presentation of the Show. Within sixty (60) days after execution of this Agreement, the Parties shall mutually agree on the final budgets for pre-production mounting of the San Francisco Production and the weekly operating budget. The capital production budget, weekly operating budget, or both, may be required to include travel and housing expenses for creative and managerial personnel of Licensor. Further, within one hundred eighty (180) days of execution of this Agreement, Producer shall provide Licensor with documentation evidencing Producer raising at least fifty percent (50%) of the capitalization reasonably required to timely mount the San Francisco Production. Producer shall determine ticket prices and discounting policy, except that at no time shall the four-week average Gross Box Office Revenue per ticket sold be less than fifty dollars ($50). Except as aforesaid, Producer shall have final approval rights and control over all financial matters affecting the San Francisco Production.

8.3   **Production and Backstage Access.** Producer understands that Licensor is now and throughout the Term hereof will be engaged in discussions with other producers, financiers and other interested parties in an effort to market the Show and mount productions of the Show in other territories. Producer will assist and cooperate with Licensor in such efforts. Accordingly, during the Term hereof Producer shall, at the request of Licensor, provide third parties designated by Licensor with reasonable access to the San Francisco venue and personnel involved in the San Francisco Production, including but not limited to access to rehearsals, table reads, production meetings, and backstage access prior to, during and following public performances of the San Francisco Production.

9. **Reservation of Rights.** All rights in and to the Show not expressly granted to Producer hereunder are hereby reserved to Licensor for Licensor's use and disposition.

10. **Billing and Credit.** Producer will provide Licensor with credit in all playbills and on the website for the San Francisco Production as follows: "The Speakeasy is licensed by Speakeasy Rights, LLC, San Francisco, CA; contact – rights@speakeasysf.com". Additionally, Producer will provide billing and credit listings to the Show's original producers, creative director(s) and head writer(s) in the form and manner reasonably requested by Licensor. Further, Licensor shall provide Producer with a production history of the Show which shall be included in all programs/playbills and the website related to the San Francisco Production. Producer shall incorporate additional creative credits as Licensor may reasonably require.

11. **Approvals.** No changes in the San Francisco Production shall be made without the written approval of Licensor, and any such changes shall become the sole property of the Licensor.

12. **Other Media; Documentary Access; Rights Releases; Marketing Assistance.** Producer shall have the right to authorize one or more radio and/or television presentations of excerpts from the Show (each such presentation not to exceed ten (10) minutes in total) for the sole purpose of exploiting and publicizing the San Francisco Production; provided, however, that Producer shall receive no compensation or profit (other than reimbursement for out-of-pocket expenses), directly or indirectly, for authorizing any such radio or television presentations. Additionally, Licensor shall have the right to make, possess, solely own and exploit audio-visual recordings and photographs of the San Francisco Production, including all personnel involved therein, in whole or part, for any purpose whatsoever, including commercial exhibition and exploitation. Producer shall cause all creative personnel involved in the San Francisco Production, including but not limited to performers, directors, designers, and musicians, to provide Licensor with the right to make and exploit such recordings without further compensation by execution of an appropriate release form, which form shall be subject to Licensor's prior approval. Further, Producer will reasonably cooperate with Licensor in all of Licensor's efforts to market the Show, including but not limited to the San Francisco Production, which cooperation includes making production personnel and creative personnel available for press interviews; as well as hosting other licensors and potential licensors of the Show in accordance with section 8.3 above.

13. **Complimentary Tickets.** During the run of the San Francisco Production, Licensor shall be entitled to four (4) Complimentary Tickets to each performance of the Show. If there is an official "opening" performance of the San Francisco Production, Licensor will receive an additional four (4) Complimentary Tickets to such opening performance of the Show. Such Complimentary Tickets shall not be sold by Licensor or anyone else and Licensor shall advise Producer within forty-eight (48) hours of each performance for which they apply as to whether such Complimentary Tickets will be actually used and if they are not going to be used, Producer shall have the right to sell such tickets. No royalties as set forth in Paragraph 5.1 shall be due or paid on Complimentary Tickets. "Complimentary Tickets" are tickets to the Show which are distributed to patrons without payment and include tickets exchanged for consideration

such as advertising, promotion or other production or promotional needs of the San Francisco Production. Licensor acknowledges that there may be circumstances in the presentation of a particular performance of the San Francisco Production where Complimentary Tickets may be distributed in order to assure a full house; however, notwithstanding the foregoing, under no circumstances shall Producer issue a number of Complimentary Tickets for a single performance that exceeds ten percent (10%) of the total audience capacity for that performance.

14.   **Indemnity and Insurance.**

14.1   Producer will at all times indemnify Licensor, its officers, directors, shareholders, members, employees, affiliated individuals and entities, agents and representatives ("Licensor Indemnified Parties") against any and all claims, demands, actions or suits of any kind, brought or asserted in any manner, and all losses, costs and expenses whatsoever, including reasonable attorney's fees and expenses (the foregoing shall be herein referred to collectively as "Claims"), arising out of (i) any breach by Producer or any entity created by Producer to finance and/or produce the San Francisco Production (the "Company") of any representation, warranty or agreement of Producer herein; (ii) any business operations of or under the control of Producer or Company in connection with the activities contemplated and executed pursuant to this Agreement, (iii) any claims by any third party, that arise from Producer's conduct in the presentation, promotion, or production of the Show pursuant to this Agreement, provided however, that such indemnities as to items (i), (ii) and (iii) shall not extend to Claims that arise due in whole or in part to the act(s) or omission(s) to act of Licensor or Licensor Indemnified Parties. Licensor will at all times indemnify Producer and all of its parent, subsidiary, related and affiliated entities and each of their officers, directors, shareholders, members, employees, agents and representatives ("Producer Indemnified Parties") against any and all Claims arising out of (i) any breach by Licensor of any representation, warranty or agreement of Licensor herein; (ii) any business operations of or under the control of Licensor in connection with the activities contemplated and executed pursuant to this Agreement, (iii) any claims by any third party for infringement of copyrights, trademarks or other intellectual property or publicity rights that arise from any presentation, promotion or production of the Show pursuant to this Agreement provided however, that such indemnities as to items (i), (ii) and (iii) shall not extend to Claims that arise due in whole or in part to the act(s) or omission(s) of Producer or Producer Indemnified Parties.

14.2   Producer will add the Licensor Indemnified Parties as additional insureds to any commercial liability policy which Producer (either alone or in combination with other producers) may obtain for the San Francisco Production, covering losses including but not limited to those loss contingencies addressed in Paragraph 14.1 hereof which are typically covered under such a commercial liability policy, with a minimum combined single limit per occurrence of not less than Two Million Dollars ($2,000,000) and a deductible not greater than Ten Thousand Dollars ($10,000). If the venue requires "errors & omissions" insurance coverage, Licensor Indemnified Parties shall be named as an additional insureds. Further, Producer shall carry and name Licensor as an additional insured on the following insurance policies: (a) Liquor Liability ($1,000,000/$1,000,000 with a deductible no greater than $10,000), (b) all risks property insurance to cover leasehold improvements at the venue and theater equipment, (c) business interruption insurance ($500,000/$1,000,000 with a deductible no greater than $10,000), (d) workers' compensation and employment practices coverage ($500,000/$1,000,000) with a deductible no greater than $10,000). Producer shall provide Licensor with a certificate of such insurance and copies of all relevant policy endorsements, and shall give Licensor at least thirty (30) days' notice of any change in policy terms or cancellation.

14.3   The indemnification obligations under this Agreement shall survive any termination of this Agreement.

15.   **Representations and Warranties; Indemnities**:

15.1   Licensor's Warranties. Licensor represents and warrants: that it is a limited liability company duly organized under the laws of the State of California and that it has the full right, power and authority to enter into and to perform this Agreement and to grant the rights licensed to Producer pursuant to this Agreement. Licensor represents and warrants that the person or persons executing this Agreement on behalf of Licensor is fully authorized to execute this Agreement on behalf of Licensor. Licensor is the owner of all right, title and interest in and to the Licensed Property. Licensor represents and warrants that Licensor owns all rights in the Show granted herein and has not transferred or disposed of any rights in the Licensed Property granted to Producer hereunder. Licensor represents and warrants that it owns all rights to and/or has received all licenses, clearances, permissions and consents necessary and appropriate for the use of the music and lyrics included in the Licensed Property and that Producer shall not be required to pay any third party for the right to use and exploit the Licensed Property as set forth in this Agreement.

15.2   Producer's Warranties. Producer represents and warrants that it is a limited liability company duly organized under the laws of the State of California and that it has the full right, power and authority to enter into and to perform this Agreement. Producer represents and warrants that the person or persons executing this Agreement on behalf of Producer is fully authorized to execute this Agreement on behalf of Producer.

16.   **Injunctive Relief.**

Licensor acknowledges and agrees that the exclusive rights to the Licensed Property granted to Producer under this Agreement are of a special intellectual character and have an extraordinary value. The loss of these rights, or any act by Licensor in contravention of these rights, will cause Producer irreparable injury, which will not be compensated by the right to recover damages. Accordingly, Licensor expressly agrees that the Producer shall be entitled to injunctive or other equitable relief to prevent a breach of this Agreement by Licensor, without waiving any other rights that Producer may have.

17.   **Force Majeure.**

If either Party fails to perform its obligations due to strikes, lockouts, labor disputes, embargoes, acts of God, governmental restrictions, regulations or controls, judicial orders, enemy, terrorist or hostile action, civil commotion or riot, fire or other casualty or other causes (excepting financial) beyond the reasonable control of the Party obligated to perform, then that Party's performance hereunder shall be excused for a period equal to the period of such cause for failure to perform, provided however, that the Party who fails to perform must give the other Party notice within forty-eight (48) hours after the occurrence of the event causing the failure.

Notwithstanding anything to the contrary herein, if such causes of a Party's failure to perform result from any act by that Party, then such causes shall not excuse the performance of the provisions of this Agreement by that Party. If such Force Majeure condition continues for more than six (6) months, then the Parties shall meet and confer in good faith and attempt to reach a determination as to whether to terminate this Agreement.

18. **Assignment.** This Agreement is personal to Producer and may not be assigned to any other party without Licensor's prior written approval; provided, that Producer may assign all its rights and obligations to a limited liability company or other entity created by Producer to finance and produce the San Francisco Production of which Producer is one of the principals.

20. **Waiver.** A waiver by either Party of any of the terms and conditions of this Agreement in any one instance shall not be deemed to be a waiver of such term or condition for the future, or any subsequent breach thereof. All rights, remedies, undertakings, obligations and agreements contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, obligation or agreement of either Party.

21. **Notices.** All notices required form either Party hereunder shall be in writing and either delivered by hand or sent via Federal Express or other recognized air courier to the other Party at its address given below, or such subsequent address as either Party may so notify the other Party hereto:

to Licensor:

Speakeasy Rights Holding, LLC
224 28th Street
San Francisco, CA 94131

Copies of all notices to Licensor shall also be sent to its counsel, Crown, LLP, 350 Rhode Island Street, Suite 240, San Francisco, CA 94103. Attention: Owen Seitel.

to Producer:

Sam Lee Laundry, LLC
644 Broadway, Lower Level
San Francisco, CA 94133

22. **Entire Agreement; Governing Law.** This Agreement sets forth the entire agreement of the parties with respect to the subject matter hereof, may not be amended except by an instrument in writing signed by both parties and supersedes any and all prior agreements between the parties as to the matters expressed herein. This Agreement shall be interpreted under and construed in accordance with the laws of the state of California applicable to agreements entered into and fully to be performed therein.

23. **Confidentiality.** In connection with the development and production of the San Francisco Production, both Parties will disclose to each other certain information regarding past exploitation of the Show and strategies for future exploitation thereof which is non-public,

confidential, and proprietary in nature (the "Confidential Information"). Both Parties acknowledge that all Confidential Information is the exclusive property of the disclosing Party and is essential to the goodwill and effective and successful conduct of the Parties' respective business interests. Both Parties agree that Confidential Information will not, without the disclosing Party's prior written consent, be disclosed or used by the recipient Party or its agents, representatives or employees, in any manner whatsoever, except in connection with the San Francisco Production. Each Party will notify the other Party immediately upon its discovery of any unauthorized use or disclosure of Confidential Information, and will cooperate with the disclosing Party in every reasonable way to regain possession of any materials containing Confidential Information and prevent their further unauthorized use or dissemination. Both Parties agree that the terms of this Agreement are and shall remain Confidential Information during and following the Term of this Agreement.

24. **Dispute Resolution.** The Parties agree that any and all disputes, claims or controversies arising out of or relating to this Agreement shall be submitted to Judicial Arbitration and Mediation Services, Inc. ("JAMS") or its successor, for mediation, and if the matter is not resolved through mediation, then it shall be submitted to JAMS, or its successor, for final and binding arbitration as set forth below. Either Party may commence mediation by providing to JAMS and the other Party a written request for mediation, setting forth the subject of the dispute and the relief requested. The Parties will cooperate with JAMS and with one another in selecting a mediator from the JAMS panel of neutrals and in scheduling the mediation proceedings. The Parties agree that they will participate in the mediation in good faith and that they will share equally in its costs. All offers, promises, conduct and statements, whether oral or written, made in the course of the mediation by any of the Parties, their agents, employees, experts and attorneys, and by the mediator or any JAMS employees, are confidential, privileged and inadmissible for any purpose, including impeachment, in any arbitration or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation.

If the dispute is not resolved by mediation then the dispute will be submitted to binding arbitration before a single arbitrator mutually agreed by the Parties, pursuant to the rules then pertaining to JAMS arbitrations of commercial disputes. The Parties will share equally in the costs of arbitration however the arbitrator shall have discretion to award arbitration costs, including the fees of the arbitrator, but each party shall bear their own attorneys' fees and the arbitrator shall have no discretion to award attorneys' fees. The Parties shall promptly and diligently cooperate with one another, and with any arbitrator, and shall perform such acts as may be necessary to obtain a prompt and expeditious resolution of any dispute or controversy between them in accordance with the terms hereof. Discovery in such proceedings shall only be allowed as permitted by the arbitrator and in determining the appropriateness of discovery the arbitrator shall consider the Parties intent that the arbitration process be efficient and cost effective. Venue for any mediation or arbitration shall be in San Francisco, California.

25. **Effective Date and Counter-parts.** This Agreement shall be effective as of April 1, 2015. This Agreement may be executed in counter-parts each of which shall be deemed an original. Upon execution the Parties shall email/pdf their respective counter-parts to the other Party to be followed up within five (5) days with originals had delivered or transmitted via overnight courier.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

LICENSOR: PRODUCER:

SPEAKEASY RIGHTS, LLC   SAM LEE LAUNDRY, LLC

By: _____   By: _____
    David L. Gluck   David L. Gluck
    Title: Managing Member   Title: Managing Member

Date: April 1, 2015   Date: April 1, 2015

Attachment "A"

Notice re first Production Date and Establishment of Performance Year